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Exhibit 4

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:    NAME AND ADDRESS OF COMPANY

    Agnico-Eagle Mines Limited ("Agnico-Eagle")
    145 King Street East, Suite 500
    Toronto, ON M5C 2Y7

ITEM 2:    DATE OF MATERIAL CHANGE

    February 13, 2006.

ITEM 3:    NEWS RELEASE

        A press release was issued by Agnico-Eagle on February 13, 2006 in Toronto, Ontario via Canada NewsWire, a copy of which is attached hereto as Schedule A.

ITEM 4:    SUMMARY OF MATERIAL CHANGE

        On February 13, 2006, Agnico-Eagle exercised its option to acquire 100% of the Pinos Altos project in northern Mexico from Industrias Peñoles S.A. de C.V. (together with certain of its wholly-owned subsidiaries, "Peñoles") in consideration for US$32.5 million in cash, 1,809,350 in common shares of Agnico-Eagle and an additional US$6.5 million worth of common shares of Agnico valued near the closing date. The transaction is scheduled to close in escrow on March 15, 2006, subject to regulatory approvals and customary closing conditions.

ITEM 5:    FULL DESCRIPTION OF MATERIAL CHANGE

        On February 13, 2006, Agnico-Eagle exercised its option to acquire, through its wholly-owned Mexican subsidiary, Agnico-Eagle Mexico S.A., 100% of the Pinos Altos project in northern Mexico from Peñoles. The option was granted to Agnico-Eagle by Peñoles under an exploration and option agreement dated March 15, 2005 (the "Option Agreement"). Under the Option Agreement, Agnico-Eagle will pay to Peñoles, on closing, US$32.5 million in cash, 1,809,350 in common shares of Agnico-Eagle and an additional US$6.5 million worth of common shares of Agnico-Eagle valued based on the average trading price of such shares on the New York Stock Exchange on the third trading day before the closing date of the transactions contemplated by the Option Agreement. The shares will be issued to Peñoles under a prospectus supplement to Agnico-Eagle's base shelf prospectus dated November 14, 2004, filed with securities regulators in each province of Canada and with the U.S. Securities and Exchange Commission.

        The transaction is scheduled to close in escrow on March 15, 2006, and is subject to regulatory approvals and customary closing conditions. Documents will be released from escrow on the fifth business day following receipt of consent from the Mexican Ministry of the Environment and Natural Resources to the assignment of an environmental impact statement authorization to the Buyer.

        The Pinos Altos project is located in the Sierra Madre gold belt, 270 kilometres west of Chihuahua, the state capital. The property is directly accessible by paved highway, and it is within 10 kilometres of an extension of the state power grid which is currently under construction. Peñoles acquired the mineral rights to the property in 1995, and their work to date has included diamond drilling, metallurgical testing, initial permitting and a preliminary economic assessment.

        Included in the acquisition are mineral rights and claims covering an area of approximately 11,000 hectares, of which only the eastern third has been extensively explored, as well as surface rights of up to 400 hectares.

        Under the terms of the Option Agreement, Agnico-Eagle has completed a total of 88 surface drill holes and 49 underground drill holes resulting in a total of 19,768 metres of drill core. The program had three initial objectives: first, to test for open pit potential; second, to confirm previously calculated Peñoles resource estimates; and third, to test the known zones at depth. Each of these objectives was achieved.

ITEM 6:    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

        Not applicable.

ITEM 7:    OMITTED INFORMATION

        Not applicable.

ITEM 8:    EXECUTIVE OFFICER

        For further information, please contact Greg Laing, Vice-President, Legal, General Counsel and Corporate Secretary of Agnico-Eagle at 416.947.1212.

ITEM 9:    DATE OF REPORT

        DATED at Toronto, Ontario this 22nd day of February, 2006.

/s/ R. GREGORY LAING
R. Gregory Laing
General Counsel, Vice President Legal and Corporate Secretary

2

SCHEDULE A

NEWS RELEASE

Stock Symbols: AEM (NYSE and TSX)	For further information: David Smith Director, Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

For Immediate Release:

AGNICO-EAGLE TO ACQUIRE PINOS ALTOS PROJECT;
DRILLING DOUBLES INDICATED GOLD AND SILVER RESOURCE

TORONTO, February 13, 2006 — Agnico-Eagle Mines Limited announced today that it has exercised its option to acquire 100% of the Pinos Altos project in northern Mexico from Industrias Peñoles S.A. de C.V. ("Peñoles"). The option was granted to Agnico-Eagle by Peñoles under an exploration and option agreement dated March 15, 2005. Under the Option Agreement, Agnico-Eagle will pay to Peñoles, on closing, $32.5 million in cash, 1,809,350 in common shares of Agnico-Eagle and an additional $6.5 million worth of shares (valued near the closing date). The closing date is scheduled to be March 15, 2006, and is subject to regulatory approvals and customary closing conditions.

Highlights of the Pinos Altos Project

  •
  Indicated gold resources are now approximately 12.5 million tonnes grading 3.9 g/t, or approximately 1.6 million ounces of gold. Inferred gold resources are now approximately 3.2 million tonnes grading 5.2 g/t, or 0.5 million ounces of gold
  •
  Indicated silver resources are now approximately 12.5 million tonnes grading 102 g/t, or 41 million ounces of silver. Inferred silver resources are now approximately 3.2 million tonnes grading 111 g/t, or 11.6 million ounces of silver
  •
  Indicated and inferred gold resources have grown 95%, and 25%, respectively.
  •
  Indicated and inferred silver resources have grown 143%, and 38%, respectively.
  •
  Preliminary project assessment contemplates a 3,000 tonne per day operation, via open pit and underground methods. Preliminary capital expenditure estimates to bring the project into production are approximately $150 million.

"The acquisition of the Pinos Altos property is another step towards our goal of building a multi-mine gold company. This property, in the prolific gold producing Sierra Madre region of northern Mexico, will be the subject of additional exploration in 2006 as we advance towards a feasibility study" said Sean Boyd, Vice-Chairman and Chief Executive Officer. "Due to the large and growing gold and silver resource and large property position, we anticipate further positive news as we step up our exploration and feasibility work on the property" added Mr. Boyd.

The Pinos Altos Property

The Pinos Altos project is located in the Sierra Madre gold belt, 270 kilometres west of Chihuahua, the state capital. The property is directly accessible by paved highway, and within 10 kilometres of an extension of the state power grid which is currently under construction. Peñoles acquired the mineral rights to the property in 1995 and their work to date has included diamond drilling, metallurgical testing, initial permitting, and a preliminary economic assessment.

The purchase includes the mineral rights and claims covering an area of approximately 11,000 hectares, of which only the eastern third has been extensively explored, as well as surface rights of up to 400 hectares.

A map of the Pinos Altos property is available for download at the following address.

http://www.agnico-eagle.com/pinospropertymap.php

The Exploration Program

Under the terms of the option agreement with Peñoles, Agnico-Eagle completed a total of 88 surface drill holes and 49 underground drill holes resulting in a total of 19,768 metres of drill core. The program had three initial objectives: first, to test for open pit potential, second, to confirm previously calculated Peñoles resource estimates and third, to test the known zones at depth. Each of these objectives was achieved.

The exploration program focused on three known areas of mineralization, the Santo Niño, Oberon de Weber, and Cerro Colorado structures. The total strike length of the known mineralization is approximately eight kilometres. The exploration to date has focused on approximately one-third of this, so additional exploration upside exists. Currently, the Santo Niño zone contains approximately 60% of both the indicated and inferred gold resource on the property.

Exploration drilling to date has outlined the Santo Niño deposit to approximately 750 metres in depth. This zone is open both at depth and to the west.

Since October 2005, diamond drilling has tested the Santo Niño zone at depths greater than 200 metres to determine whether potentially economic intervals of mineralization occur adjacent to historically mined areas. Several intercepts confirmed that significant mineralization does occur adjacent to these zones. Hole PA-05-64 intersected a 13.6 metre thick interval grading 19.40 g/t gold and 141.12 g/t silver.

Drilling from the Santo Niño underground workings confirmed that the structure can be traced over thicknesses reaching 10 metres or more (SN1925-53 returned 10 metres, true thickness, grading 6.40 g/t gold and 164.74 g/t silver).

One of the most significant recent results from the deep exploration program was PA-05-39A, which tested the Cerro Colorado zone at a depth of almost 600 metres. This hole returned grades of 9.74 g/t gold and 25.36 g/t silver over a true thickness of 3.8 metres. This hole extended the mineralization 200 metres down plunge from the previous intercept (PA-05-52, previously released, returned grades of 19.64 g/t gold and 337.45 g/t silver over a true thickness of 14.0 metres). Hole PA-05-39A also confirmed that PA-05-39 had stopped short of the high grade zone. The current results from PA-05-39A also suggest that the Cerro Colorado and Santo Niño zones might join at depth. This area will be the focus of further exploration in 2006.

In the Oberon de Weber sector, almost 1,000 metres east of Santo Niño, results continue to confirm the promising open pit potential. In particular PA-05-40 returned 4.49 g/t gold and 130.44 g/t silver over true thickness of 22.0 metres. Exploration during the remainder of 2006 will continue to test the potential extension of mineralization at depth on the Oberon de Weber zone.

Currently, two drills continue to operate on the Pinos Altos property. These drills are focused on testing further depth extensions of the Santo Niño and Cerro Colorado structures. Particular attention is being focused on the area below the Cerro Colorado structure where high grade intersections were encountered in recent drilling.

The program has confirmed the open pit potential of both the Santo Niño and Oberon de Weber structures. Our work to date has also confirmed that all three structures remain open along strike and at depth.

Some of the most notable drill holes from the most recent program have been tabulated below:

Drill Hole	TRUE Thickness (metres)	From (metres)	To (metres)	Gold (g/t) (Cut 60 g/t)	Silver (g/t) (Cut 800 g/t)

Cerro Colorado Zone

PA-05-39A	3.8	662.5	667.5	9.74	25.36

Santo Niño Zone

PA-05-64[1]	2.8	291.2	294.1	7.06	107.00

and	1.8	296.2	298.2	4.38	106.00

and	13.6	299.4	314.0	19.40	141.12

PA-05-77	31.5	263.5	295.0	3.04	68.77

SN1925-53	10.0	30.3	40.0	6.40	164.48

SN1925-58	6.0	31.0	38.5	4.93	102.13

Oberon de Weber Zone

PA-05-53	3.5	43.3	51.5	8.22	56.41

PA-05-40	22.0	36.0	60.5	4.49	130.44

PA-05-49[2]	1.0	631.0	632.0	5.29	7.80

Notes:

1.
Voids due to mine excavations in intervals from 294.1 to 296.2 and from 298.2 to 299.4.
2.
Result from last metre of core before hole was abandoned due to technical difficulties.

A longitudinal section and geological map are available for download at the following addresses.

Long Section

http://www.agnico-eagle.com/pinoslongsection.php

Geological Map

http://www.agnico-eagle.com/pinosgeologymap.php

Additional infill drilling on both the underground and open pit regions will be required to convert the latest resource estimate into reserves. Detailed engineering on the process plant, additional metallurgical work, and mine planning will be undertaken. The objective is to refine preliminary operating and processing parameters, including capital cost estimates. Heap leaching of the lower grade material is a possibility and remains to be validated. While a preliminary base line environmental audit was initiated and has indicated no significant impediments, further detailed work will be undertaken as part of the environmental permitting process. Work on acquiring all necessary permits will begin as soon as possible.

The Mineral Resource

Initial resource estimates by Peñoles, reviewed by Agnico-Eagle, had calculated an indicated resource of 4.0 million tonnes grading 6.29 grams per tonne of gold and 131 grams per tonne of silver containing approximately 813,000 ounces of gold and 16.9 million ounces of silver. The Peñoles estimate had also calculated an inferred resource of 2.2 million tonnes grading 6.1 grams per tonne gold and 117 grams per ton silver containing approximately 437,000 ounces of gold and 8.4 million ounces of silver.

Based on the results of Agnico-Eagle's extensive drill program, completed over the past year, the new Pinos Altos resource is presented in the following table.

Category and Zone	Gold	Silver	Contained Gold	Contained Silver	Tonnes
Indicated Mineral Resource	(g/t)	(g/t)	(000's oz.)	(000's oz.)	(000's)

Open Pit	2.72	80.88	569	16,890	6,495

Underground	5.26	125.42	1,013	24,152	5,989

Total Indicated Resource	3.94	102.25	1,582	41,042	12,484

Category and Zone	Gold	Silver	Contained Gold	Contained Silver	Tonnes
Indicated Mineral Resource	(g/t)	(g/t)	(000's oz.)	(000's oz.)	(000's)

Open Pit	2.54	75.35	42	1,233	509

Underground	5.74	117.64	503	10,322	2,729

Total Inferred Resource	5.23	110.99	545	11,555	3,238

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest 1000.

Preliminary Assessment

Agnico-Eagle's preliminary estimates contemplate a 3,000 tonne per day mining scenario with the open pit and underground operations each supplying 1,500 tonnes per day. Due to the high silver content, a conventional cyanidation Merrill Crowe circuit with recoveries of approximately 92% for gold and 50% for silver is envisioned. Preliminary capital cost estimates to bring the project into production are approximately $150 million.

It is contemplated that all infrastructure could be located within a 400 hectare footprint on privately owned land. Any expansion of the operating footprint could require the obtaining of additional surface rights.

Future Work

Based on the positive drilling results and the growing precious metals resource, Agnico-Eagle will accelerate its work program on the property with the objective of completing a bankable feasibility study on the property by the end of the second quarter of 2007. The work program will include additional drilling at depth in the area between the Cerro Colorado and Santo Nino structures where there are suggestions that the two structures may join at depth. Currently, two drills are on site, however, additional drills with greater depth capability are being sourced and will be added to the program shortly. The main objectives of the program will be to convert the present resource estimates into reserves, and test the potential target areas. Agnico-Eagle has also engaged the local communities in the project area to ensure that the project provides real, long term benefits to the residents living and working in the region.

Agnico-Eagle has opened a regional office in Chihuahua to facilitate the feasibility study and permitting process, to carry out further exploration on the Pinos Altos property, and to evaluate other opportunities in Mexico. Reconnaissance prospecting and mapping has indicated that additional gold mineralization is known to exist on the property. A detailed work plan will be completed over the next month comprised of work required on the feasibility study and further exploration on the property following up on known gold showings.

The Transaction

The shares will be issued to Peñoles under a prospectus supplement to Agnico-Eagle's base shelf prospectus dated November 14, 2004, filed with securities regulators in each province of Canada and with the U.S. Securities and Exchange Commission.

Forward Looking Statements

Certain of the foregoing statements are based on preliminary views of the Company with respect to such matters as, among other things, grade, tonnage, processing, mining methods and location of surface infrastructure and actual results and final decisions may be quite different.

The information in this press release has been prepared as at February 13, 2006. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's views at the time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" in the Company's most recently filed Annual Information Form and Annual Report on Form 20-F. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, the United States and Mexico. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 26 consecutive years.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves. Investors should be aware that the United States Securities and Exchange Commission ("SEC") does not recognize the term "mineral resource". Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7. Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices. The assumptions used for 2005 reserves and resources were $405 per ounce gold, $6.35 per ounce silver. There are no known relevant issues that would materially affect the estimate. No independent verification of the data has been published.

The Qualified Person responsible for the Pinos Altos mineral resource estimate is Christian D'Amours, P.Geo. of Service Conseil Géopointcom of Val d'Or Quebec. The effective date of the estimate is February 13th 2006. A technical report describing the resource estimate will be filed with the securities regulatory authorities in due course.

Wireframe models of zones comprising the Pinos Altos deposit that were used to estimate the mineral resource were derived using drill hole intercepts. The key assumptions used to determine the drill hole intercept intervals were a gold price of $400 per ounce, a silver price of $6.00 per ounce, metallurgical recoveries of 92.4% for gold and 47.8% for silver, and net smelter return cut-offs that varied were applied depending on whether the material could be potentially mined by open pit or by underground methods. Gold assays were cut to 41 grams per tonne while silver assays were cut to 1,500 grams per tonne. For the open pit resource models (estimated to a maximum depth of approximately 130 metres to 170 metres, depending on the zone), a minimum net smelter return cut-off of $11.90 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 4.0 metres (horizontal width). For the underground resource models, a minimum net smelter return cut-off of $35.60 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 3.0 metres (horizontal width).

The mineral resource estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method. The same cut-off values and metallurgical recoveries were used to estimate the mineral resource as were to build the wireframe models but the price assumptions were cut-offs varied open pit and underground resource models were determined using mean historic three-year average prices assumptions (described above). Although the price assumptions used to constrain the wireframe models are slightly lower than those used to compile the resource model, it is the opinion of the qualified person that the differences are not significant.

The Pinos Altos exploration drilling program was supervised by Dino Lombardi, P.Geo., Senior Geologist International Projects, who is a Qualified Person as defined in National Instrument 43-101. Mr. Lombardi prepared and reviewed the exploration results disclosed in this press release.

At Pinos Altos, the diamond drilling equipment recovers either NQ (48 mm diameter) or HQ (64 mm diameter) core samples. In a few cases, BQ (36.5 mm diameter) core was also recovered. The drill core selected for analysis was sawed in half with one half sent to a commercial analytical laboratory and the other half retained for future reference.

Agnico-Eagle, with the help of Keith Blair, P.Geo.of Applied Geoscience LLC of Reno Nevada, have established an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its exploration at Pinos Altos. This program includes the systematic addition of blank samples, duplicate samples and certified standards to each batch of samples sent for analysis to commercial accredited laboratories. Blank samples are used to check for possible contamination in laboratories, duplicate samples quantify overall precision while certified standards determine the analytical accuracy. In addition, approximately 10% of the assayed samples are sent to a second certified laboratory for check analysis.

BSI Inspectorate Laboratories, an ISO 9002 / 9001:2000 accredited exploration analysis laboratory, collects the split core samples directly from the Pinos Altos project site, then prepares the samples at its facilities in Durango, Mexico and finally performs gold and silver analyses at its lab in Reno, Nevada. ALS Chemex in Reno, Nevada, also an ISO accredited laboratory, re-analyzes all of the samples selected for check assaying.

The gold assaying method, using a 2 assay-ton charge, is by Fire Assay with either an atomic absorption (AA) finish or, if the AA result is greater than 3 ppm of gold, gravimetric finish as requested by the project geologist. Silver analysis, from a 1 assay-ton charge, is either by three acid digestion followed by atomic absorption or, if the AA result is greater than 200 ppm of silver by Fire Assay with a gravimetric finish as requested.

Canadian Administrator's National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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MATERIAL CHANGE REPORT
SCHEDULE A